FAIRFAX  News Release
Stock Symbol:  TSX (FFH and FFH.U)

TORONTO, December 3, 2010

FAIRFAX TO ACQUIRE MALAYSIAN INSURER

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has entered into a share purchase agreement pursuant to which it will acquire all of the shares of Malaysian insurer, The Pacific Insurance Berhad, for approximately US$64 million.  Subject to the approval of the shareholders of the vendor, PacificMas Berhad, the transaction is expected to close in the first quarter of 2011.

“We are looking forward to having Pacific Insurance Berhad, one of Malaysia’s premier insurers, join the Fairfax family,” said Prem Watsa, Chairman and CEO.  “Pacific has a strong presence in the Malaysian insurance sector and we look forward to working with Pacific’s excellent management team, led by its Chief Executive Officer Sonny Tan Siew Hock, to further develop their business and products.”

Pacific provides all classes of general insurance and is known for being a pioneer and a quality provider of medical insurance in Malaysia.  Pacific is headquartered in Kuala Lumpur and was established in the 1950s when it was the Malaysian business arm of The Netherlands Insurance Company, then the 12th largest insurance company in the world.  On closing, Pacific will join the Fairfax Asia group under the oversight of Fairfax Asia’s CEO, Mr. Ramaswamy Athappan.

Pacific has approximately RM120 million in its shareholder fund.  The company has a national network across Malaysia with 18 branches, over 200 employees and an agency force of approximately 1,200 agents.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:       John Varnell, Chief Financial Officer, at (416) 367-4941

                  Media Contact:
               Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946